Shareholder Meeting

The fund held its Annual Meeting of Shareholders on February 18, 2014. The following proposal was considered by the shareholders:

Proposal: Election of four (4) Trustees to serve for a three-year term ending at the 2017 Annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Total Votes for the Nominee	Total Votes Withheld from the Nominee
Independent Trustees
William H Cunningham	21,603,956.248	924,088.599
Grace K. Fey	21,592,047.386	935,997.461
Hassell H. McClellan	21,633,726.582	894,318.265
Gregory A. Russo	21,666,866.115	861,178.732

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: Charles L. Bardelis, Craig Bromley, Peter S. Burgess, Theron S. Hoffman, Deborah C. Jackson, James M. Oates, Steven R. Pruchansky and Warren A. Thomson.